UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2006

Commission File Number 000-22161

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Corgi International Limited

(Exact name of registrant as specified in its charter)

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Unit 10, 16/F, Wah Wai Centre,
38-40 Au Pui Wan Street, Fotan, New Territories
Hong Kong, S.A.R., China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 8

INDEX TO EXHIBITS

Exhibit Number	Description
Exhibit 99.1

Shareholder Notice and Proxy Statement, sent to Corgi International Limited’s shareholders on or about November 24, 2006 in connection with the Extraordinary General Meeting of Shareholders to be held on December 20, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 20, 2006

CORGI INTERNATIONAL LIMITED

By:	/s/ George B. Volanakis
George B. Volanakis President and Chief Executive Officer